UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 2)*

Syngenta AG

(Name of Issuer)

Common Shares, Nominal Value CHF 0.10

(Title of Class of Securities)

ISIN No. CH0011037469

(CUSIP Number of Class of Securities)

American Depositary Shares (each representing one-fifth of a Common Share)

(Title of Class of Securities)

87160A100

(CUSIP Number of Class of Securities)

Xiaobao Lu

China National Chemical Corporation

No. 62 Beisihuanxilu

Haidian District

Beijing, China 100080

Telephone: +86 (10) 82677996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 (713) 821-5650

June 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (NL) B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (LUX) S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Saturn (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC Century (HK) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) BK, AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Investment Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person CNAC (HK) Holdings Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Agrochemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87160A100	13D

1	Name of Reporting Person China National Chemical Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 88,608,479
	8	Shared Voting Power 0
	9	Sole Dispositive Power 88,608,479
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,608,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 95.9%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 18, 2017, as amended by Amendment No. 1 filed with the Commission on June 7, 2017 (the “Statement”), relating to the shares, with a nominal value of CHF 0.10 per share, of Syngenta AG, a Swiss corporation (the “Issuer” or “Syngenta”) (such shares, the “Common Shares”), and the American Depositary Shares representing Common Shares, each representing one-fifth of a Common Share (the “ADSs”) (the Common Shares (including those represented by ADSs), the “Shares”), and is being filed on behalf of the Reporting Persons. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings as ascribed to them in the Statement. Except as otherwise specified in this Amendment No. 2, items in the Statement remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented by adding the following paragraph after the fourth paragraph thereof:

On June 8, 2017, CNAC Saturn (NL) purchased 31,447 Shares at an average price of $460.11 per Share. On June 9, 2017, CNAC Saturn (NL) purchased 163,446 Shares at an average price of $460.64 per Share. On June 12, 2017, CNAC Saturn (NL) purchased 921,183 Shares at an average price of $460.66 per Share. On June 13, 2017, CNAC Saturn (NL) purchased 18,656 Shares at an average price of $460.77 per Share. On June 14, 2017, CNAC Saturn (NL) purchased 18,435 Shares at an average price of $461.49 per Share. Upon settlement with the broker that conducted such purchases, CNAC Saturn (NL) will pay an aggregate of $532,210,323, including brokerage commissions and fees, for Shares purchased following the settlement of the Offers. The funds that will be used to purchase such Shares were provided by ChemChina to CNAC Saturn (NL) as described above.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b) CNAC Saturn (NL) is the direct record owner or may be deemed to be the beneficial owner of 88,608,479 Shares, representing approximately 95.9% of the Shares (excluding treasury shares held by Syngenta or its subsidiaries).

Except as set forth above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of Scheduled Persons, have power to vote or to direct the vote or to dispose or direct the disposition of any Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than the transactions by CNAC Saturn (NL) set forth below, there have been no transactions in Shares effected by any Reporting Person or, to the knowledge of the Reporting Persons, any Scheduled Person, since the filing of Amendment No. 1 with the Commission on June 7, 2017.

Date	Nature of Transaction	Number of Common Shares Purchased	(Weighted) Average Price per Share*
06-08-2017	Open Market Purchases	31,447	$460.11
06-09-2017	Open Market Purchases	138,510	$460.52
06-09-2017	Privately Negotiated Purchases	24,936	$461.31
06-12-2017	Open Market Purchases	79,659	$461.00
06-12-2017	Privately Negotiated Purchases	841,524	$460.63
06-13-2017	Open Market Purchases	18,656	$460.77
06-14-2017	Open Market Purchases	18,435	$461.49

*	Purchases effected in CHF converted from U.S. dollars at the currency exchange rate on the transaction date.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2017

CHINA NATIONAL CHEMICAL CORPORATION

By:	/s/ Xiaobao Lu
	Name:	Xiaobao Lu
	Title:	Vice President

CHINA NATIONAL AGROCHEMICAL CORPORATION

By:	/s/ Liru An
	Name:	Liru An
	Title:	Authorized Signatory

CNAC (HK) HOLDINGS COMPANY LIMITED

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

CNAC (HK) INVESTMENT COMPANY LIMITED

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

CNAC CENTURY (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

CNAC SATURN (HK) COMPANY LIMITED

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

CNAC CENTURY (LUX) S.À.R.L.

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director

CNAC SATURN (NL) B.V.

By:	/s/ Hongbo Chen
	Name:	Hongbo Chen
	Title:	Director